UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________

FORM 11-K

______________

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-25887

_______________

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

 (Full title of the plan)

_______________

PrivateBancorp, Inc.
120 S. LaSalle Street
Chicago, Illinois 60603
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.
The PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) is subject to ERISA and files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a) Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008, and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008.

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008, respectively, are hereby incorporated by reference to the Registration Statements on Form S-8 filed with the Securities and Exchange Commission by the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan on April 14, 2010 (File No. 333-166070) and March 17, 2006 (File No. 333-132509), and the PrivateBancorp, Inc. Savings and Retirement Plan on August 15, 2000 (File No. 333-43830).

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

December 31, 2009 and 2008

TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits, December 31, 2009 and 2008	2
Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2009 and 2008	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES
Schedule of Assets Held for Investment Purposes – Form 5500, Schedule H, Part IV, Line 4(i)	15
Schedule of Delinquent Participant Contributions – Form 5500, Schedule H, Line 4a	17

NOTE:
Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan.

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan
Chicago, Illinois

We have audited the accompanying statement of net assets available for benefits of PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Plan as of December 31, 2008, were audited by other auditors whose report dated June 17, 2009, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with United States generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the 2009 basic financial statements taken as a whole.  The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, are presented fairly, in all material respects in relation to the 2009 basic financial statements taken as a whole.

/s/ Clifton Gunderson LLP

Oak Brook, Illinois
June 25, 2010

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008
ASSETS
Investments, at fair value:
Principal Life Insurance Company pooled-separate accounts	$ 14,063,191	$ 12,543,512
American Funds registered investment companies	4,112,850	2,609,156
Dodge & Cox registered investment company	3,458,697	2,099,706
Dreyfus registered investment company	-	278,034
ING registered investment company	-	196,357
Pioneer registered investment company	758,326	202,058

Vanguard Group registered investment company	2,007,777	-
PIMCO registered investment company	1,819,739	-
Buffalo Funds registered investment company	548,666	-
COLUMBIA registered investment company	546,508	-
Perkins registered investment company	456,173	-
Dimensional Funds registered investment company	548,177	-
PrivateBancorp, Inc. common stock	3,838,672	8,215,196
Guaranteed interest account, Principal Life
Insurance Company	18,913	42,274
Participant loan fund	704,699	477,129

NET ASSETS AVAILABLE FOR BENEFITS	$ 32,882,388	$ 26,663,422

The accompanying notes are an integral part of the financial statements.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2009 and 2008

	2009	2008
ADDITIONS
Contributions from employer	$ 1,618,487	$ 953,061
Contributions from participants	5,852,125	5,006,449
Rollovers	3,162,984	2,409,452
Interest income	36,790	39,501
Dividend income	226,226	83,612
Net realized and unrealized (losses) gains of
PrivateBancorp, Inc. stock	(5,442,889)	192,400
Net realized and unrealized gains (losses) in fair value of
registered investment companies	2,314,666	(3,261,832)
Net realized and unrealized gains (losses) in fair value of
pooled-separate accounts	2,412,667	(4,099,699)
Miscellaneous income	8	5

Total additions	10,181,064	1,322,949

DEDUCTIONS
Withdrawals by participants	(3,863,713)	(3,536,312)
Administrative expenses	(98,385)	(77,627)

Total deductions	(3,962,098)	(3,613,939)

Net increase (decrease)	6,218,966	(2,290,990)

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	26,663,422	28,954,412

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$ 32,882,388	$ 26,663,422

The accompanying notes are an integral part of the financial statements.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

(1)        Description of plan

The following description of the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of The PrivateBank and Trust Company and its subsidiaries (Lodestar Investment Counsel, LLC, The PrivateBank Securities, LLC, and The PrivateBank Mortgage Company), The PrivateBank Mortgage Company, LLC and The PrivateBank National Association (in Wisconsin).  The PrivateBank and Trust Company (including the aforementioned subsidiaries), The PrivateBank Mortgage Company, LLC, and The PrivateBank National Association (in Wisconsin) are subsidiaries of PrivateBancorp, Inc.  The PrivateBank and Trust Company, The PrivateBank Mortgage Company, LLC, and The PrivateBank National Association (in Wisconsin) are individually and collectively referred to as the “Subsidiary” and the “Subsidiaries.”  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2009, The PrivateBank St. Louis and The PrivateBank Michigan were merged into The PrivateBank and Trust Company.  In addition, the PrivateBank and Trust Company participated in an FDIC assisted transaction involving the former Founders Bank (see Note 6).

During the fourth quarter of 2008, The PrivateBank Georgia was merged into The Private Bank and Trust Company.

In 2009, there were changes to the existing funds available for investment in the Plan.  Three Principal Life Insurance Company pooled separate accounts were closed and replaced with mutual funds and one mutual fund was added to the investment options for Plan participants.

Contributions - Participants may contribute up to the maximum percentage of compensation, as defined in the Plan document, and dollar amounts permissible by the Internal Revenue Code (IRC).  Subsidiary-paid cash bonuses are included in the definition of compensation.  Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans.  Subsidiary matching contributions are discretionary and based on a percentage of employee contributions.  The Subsidiaries may make qualified matching contributions, corrective non-elective contributions and an additional discretionary contribution, all based on formulas determined by the Subsidiaries.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Subsidiary’s contribution and (b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses.  Allocations are based on employee contributions, eligible compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

(1)       Description of plan (continued)

Eligibility - An employee is eligible to participate in the Plan after completing one hour of service, as defined.  Participants who are at least 18 years old are eligible for the Subsidiary’s contributions after one year of employment.

Vesting - Participants are immediately vested in their contributions and the Subsidiary’s qualified matching contributions and corrective non-elective contributions plus actual earnings thereon.  Vesting in the Subsidiaries’ matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 20% vested after one year of credited service and vest 20% per year thereafter, until becoming fully vested after five years of credited service.

Investment options - Currently, participants are able to direct employee contributions into pooled-separate accounts (PSAs) (maintained by an insurance carrier), mutual funds, a guaranteed investment contract and PrivateBancorp, Inc. common stock.  Participants are able to transfer funds among all investment options.

Participant loans - Participants may borrow from their own account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan repayment terms are determined by the Subsidiaries.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate (3.25% as of December 31, 2009 and 2008) in effect on the loan acquisition date plus 100 basis points.  Interest rates ranged from 4.25% to 9.25% on all participant loans outstanding as of December 31, 2009.  Principal and interest are paid ratably through payroll deductions.

Payment of benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, disability or death.  Payment will generally be made in a lump-sum.  Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined.

Forfeited accounts - As of December 31, 2009 and 2008, forfeited nonvested accounts totaled $24,567 and $30,575, respectively.  These accounts are used to reduce future Subsidiary’s contributions.  During the Plan years ended December 31, 2009 and 2008, forfeitures in the amount of $33,075 and $55,127, respectively, were used to reduce Subsidiary’s contributions.

(2)       Summary of significant accounting policies

Basis of accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

  (2)         Summary of significant accounting policies (continued)

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Valuation of investments - The Plan is invested in PSAs, PrivateBancorp, Inc. common stock, a guaranteed investment contract, and mutual funds, which are stated at fair value using methodologies described in Note (5).

Investment valuation and income recognition - Security transactions are accounted for on the date securities are purchased or sold (trade date).  Dividend income is recorded on the ex-dividend date.  Interest income is recognized when earned.  Net realized and unrealized gains and losses are recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments.  Contributions are recognized based on payroll dates and accrued if applicable.

Payment of benefits - Benefits are recorded when paid.

Administrative expenses - The administrative expenses of the Plan are paid by the Plan sponsor (PrivateBancorp, Inc.) and by the Plan participants.  The expenses that are paid by the Plan sponsor are not included in the Statements of Changes in Net Assets Available for Benefits.

  (3)         Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets as of December 31, 2009 and 2008.

	2009	2008
Pooled-separate accounts Contract #6-11219:
Principal Money Market Sep Acct	$ 2,793,920	$ 3,821,020
Principal Lg Cp Stk Idx	1,813,900	1,174,389
Principal Ptr International	2,019,290	1,452,359

Common stock: PrivateBancorp, Inc.	3,838,672	8,215,196

Registered investment companies:
American Funds Growth Fund of America R4	-	1,645,988
American Funds Growth Fund of America R5	2,556,534	-
Dodge & Cox Stock Fund	3,458,697	2,099,706
Vanguard ST Bond Index Inv. Fund	2,007,777	-
PIMCO Total Return Instl Fund	1,819,739	-

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

   (3)         Investments (continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value for the years ended December 31, 2009 and 2008, are as follows:

	2009	2008

Mutual funds	$ 2,314,666	$ (3,261,832)
Pooled-separate accounts	2,412,667	(4,099,699)
Common stock	(5,442,889)	192,400

Total	$ (715,556)	$ (7,169,131)

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2009 and 2008, were $263,016 and $123,113, respectively.

(4)	Related party transactions

Substantially all assets of the Plan are held in trust by Principal Financial Group, Trustee for the Plan.  Administrative fees in the amounts of $24,664 and $15,000 were paid to Principal Financial Group during the years ended December 31, 2009 and 2008, respectively, by the Subsidiaries.  These transactions qualify as party-in-interest transactions.

(5)	Fair value measurements

The Plan measures, monitors and discloses its assets on a fair value basis in accordance with Financial Accounting Standards Board Accounting Standards Codification 820 (FASB ASC 820) Fair Value Measurements and Disclosures.  FASB ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

   (5)        Fair value measurements (continued)

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs

Following is a description of the valuation methodologies used for assets measured at fair value:

PrivateBancorp, Inc. common stock - Valued at the closing price reported on the active market on which the security is traded.

Mutual funds - Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Pooled-separate accounts - Valued at the net asset value, based on quoted market prices in active markets, of shares of the underlying assets held by the Plan at year end.

Participant loan fund - Valued at amortized cost, which approximates fair value.

Guaranteed interest account - Guaranteed investment contract valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, while the Plan’s administrator (the Plan Committee) believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Following is a description of the nature and risks of the categories of assets by major security type:

Small/Mid U.S. equity - This asset class is generally composed of investment options that invest in stocks, or shares of ownership in small to medium-sized U.S. companies. These investment options typically carry more risk than larger U.S. equity investment options but have the potential for higher returns. They may be an appropriate choice for long-term investors who are seeking the potential for growth.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

   (5)           Fair value measurements (continued)

Fixed income - This asset class is generally composed of investment options that invest in bonds, or debt of a company or government entity (including U.S. and Non- U.S.). It may also include real estate investment options that directly own property. These investment options typically carry more risk than short-term fixed income investment options (including, for real estate investment options, liquidity risk), but less overall risk than equities.

Large U.S. equity -  This asset class is generally composed of investment options that invest in stocks, or shares of ownership in large, well-established, U.S. companies. These investment options typically carry more risk than fixed income investment options but have the potential for higher returns over longer time periods. They may be an appropriate choice for long-term investors who are seeking the potential for growth.

Balanced/asset allocation - This asset class is generally composed of a combination of fixed income and equity investment options. These investment options may include balanced, asset allocation, target-date, and target-risk investment options. They are typically lower risk than investment options that invest solely in equities.

Short-term fixed income - This asset class is generally composed of short-term, fixed-income investment options that are largely liquid and are designed to not lose much value. These investment options may include stable value, money market, short-term bond, and guaranteed interest accounts. They are considered to be among the least risky forms of investment options. However, they typically have a lower rate of return than equities or longer-term fixed income investment options over long periods of time.

International equity - This asset class is composed of investment options that invest in stocks, or shares of ownership in companies with their principal place of business or office outside the United States. These investment options often carry more risk than U.S. equity investment options but may have the potential for higher returns. They may be an appropriate choice for long-term investors who are seeking the potential for growth.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

   (5)         Fair value measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at the fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Financial institution
common stock	$ 3,838,672	$ -	$ -	$ 3,838,672
Mutual funds:
Small/Mid U.S. equity	1,551,347	-	-	1,551,347
Fixed income	1,819,739	-	-	1,819,739
Large U.S. equity	6,025,231	-	-	6,025,231
Balanced/asset allocation	1,546,316	-	-	1,546,316
Short-term fixed income	2,007,777	-	-	2,007,777
International equity	1,306,503	-	-	1,306,503
Pooled-separate accounts:
Small/Mid U.S. equity	-	3,041,608	-	3,041,608
Large U.S. equity	-	1,813,900	-	1,813,900
Balanced/asset allocation	-	4,394,473	-	4,394,473
Short-term fixed income	-	2,793,920	-	2,793,920
International equity	-	2,019,290	-	2,019,290
Participant loan fund	-	704,699	-	704,699
Guaranteed interest account	-	-	18,913	18,913

Total assets at fair value	$ 18,095,585	$ 14,767,890	$ 18,913	$ 32,882,388

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at the fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Common stock	$ 8,215,196	$ -	$ -	$ 8,215,196
Mutual funds	5,385,311	-	-	5,385,311
Pooled-separate accounts	-	12,543,512	-	12,543,512
Participant loan fund	-	477,129	-	477,129
Guaranteed interest account	-	-	42,274	42,274

Total assets at fair value	$ 13,600,507	$ 13,020,641	$ 42,274	$ 26,663,422

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

   (5)        Fair value measurements (continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

	2009	2008
	Guaranteed Interest Account	Guaranteed Interest Account

Balance, beginning of year	$ 42,274	$ 57,680
Unrealized gains relating to instruments still held at the reporting date	-	358
Interest credited	977	1,519
Purchases, sales, issuances and settlements (net)	(24,338)	(17,283)

Balance, end of year	$ 18,913	$ 42,274

(6)        Plan sponsor merger

On July 2, 2009, The PrivateBank and Trust Company participated in an FDIC assisted transaction involving the former Founders Bank.  Although, there was no merger of the former Founders Group Inc. Profit Sharing Plan into PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan, the former Founders Bank employees who were hired by the Subsidiaries were able to rollover their funds into the Plan.

   (7)        Obligations to terminated participants

Amounts allocated to accounts of employees who have withdrawn from participation in the Plan amounted to $3,011,052 as of December 31, 2009.  The amount is included as a component of net assets available for benefits.  This information is not available as of December 31, 2008.

   (8)        Tax status

On January 22, 2007, PrivateBancorp, Inc. applied for a determination letter from the Internal Revenue Service (IRS) regarding the initial qualification of the amended and restated Plan.  On July 21, 2008, the IRS issued a favorable determination letter on the Plan.  The Plan has been amended since receiving the determination letter.  However, the Plan trustees and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

(9)	Plan termination

Although they have not expressed any intent to do so, the Subsidiaries have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their Subsidiary’s contributions.

   (10)      Risks and uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

   (11)      Prohibited transactions

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer.

For the Plan year ended December 31, 2009, the Subsidiaries did not remit one employee’s contribution timely to the plan in the amount of $500.  The Subsidiaries calculated and remitted lost earnings to the Plan participant during the 2009 Plan year.

(12)	Plan amendments

Effective January 1, 2009, the Plan was amended to establish a specific designation group for those individuals that become employees through an acquisition.  The amendment establishes special eligibility procedures and entry dates for the specific group and allows service credit to be granted to former employees of Founders Bank who joined the Subsidiaries.  Effective January 1, 2010, the Plan was amended to slightly change the definition of the specific designation group.

Effective January 1, 2010, the Plan was amended to incorporate changes in the laws.  In addition, there were discretionary changes made to definition of Plan beneficiaries, a provision for employees who die on military leave, and the composition of committee members.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

(13)	Subsequent events

Management evaluated subsequent events through the date the financial statements were issued.  Events or transactions occurring after December 31, 2009, but prior to the financial statements being issued, that provided additional evidence about conditions that existed at December 31, 2009, have been recognized in the financial statements for the year ended December 31, 2009.  Events or transactions that provided evidence about conditions that did not exist at December 31, 2009, but arose before the financial statements were issued have not been recognized in the financial statements for the year ended December 31, 2009.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES -
FORM 5000, SCHEDULE H, PART IV, LINE 4(i)

December 31, 2009

EIN:  36-3681151
Plan Number:  001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

*	Principal Money Market Sep Acct	Pooled separate account	(1)	$ 2,793,920
*	Principal Lg Cap Stk Idx	Pooled separate account	(1)	1,813,900
*	Principal Mid Cap Value	Pooled separate account	(1)	1,041,242
*	Principal Ptr International	Pooled separate account	(1)	2,019,290
*	Principal Sm Cap S&P 600 Index	Pooled separate account	(1)	621,973
*	Principal Mid Cap S&P 400 Index	Pooled separate account	(1)	1,081,723
*	Principal LifeTm 2010	Pooled separate account	(1)	487,453
*	Principal LifeTm 2020	Pooled separate account	(1)	1,446,787
*	Principal LifeTm 2030	Pooled separate account	(1)	1,003,874
*	Principal LifeTm 2040	Pooled separate account	(1)	843,721
*	Principal LifeTm 2050	Pooled separate account	(1)	472,857
*	Principal LifeTm Str Inc	Pooled separate account	(1)	139,781
*	Principal Sm Cap Value	Pooled separate account	(1)	122
*	Principal Real Estate Secs	Pooled separate account	(1)	296,548
*	PrivateBancorp, Inc.	Common stock	(1)	3,838,672
	American Funds Growth Fund of America R5	Registered investment company	(1)	2,566,534
	American Funds American Balanced Fund R5	Registered investment company	(1)	1,546,316
	Dodge & Cox Stock Fund	Registered investment company	(1)	3,458,697
	Buffalo Small Cap Fund	Registered investment company	(1)	548,666
	Columbia Acorn Z Fund	Registered investment company	(1)	546,508
	Pioneer Emerging Markets Y Fund	Registered investment company	(1)	758,326
	Perkins Small Cap Value I Fund	Registered investment company	(1)	456,173
	Dimensional Fund DFA Int’l Small Cap Value	Registered investment company	(1)	548,177

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES -
FORM 5000, SCHEDULE H, PART IV, LINE 4(i)

December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

	Vanguard ST Bond Index Inv Fund	Registered investment company	(1)	2,007,777
	PIMCO Total Return Instl Fund	Registered investment company	(1)	1,819,739
*	Guaranteed interest account, Principal Life Insurance Company	Insurance company general fund account	(1)	18,913
*	Participant loan fund	Interest at rates from 4.25% to 9.25%	-	704,699

				$ 32,882,388

*       Party-in-interest as defined by ERISA
(1)       Cost information may be omitted as the investments are participant-directed.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS -
FORM 5500, SCHEDULE H, LINE 4a

Year Ended December 31, 2009

EIN:  36-3681151
Plan Number:  001

Participant contributions transferred late to the plan: $500	Total that constitute non-exempt prohibited transactions: $500			Total fully corrected under VFCP and PTE 2002-51 $0
Check here if late participant loan contributions are included ☐	Contributions not corrected: $0	Contributions corrected outside VFCP: $500	Contributions pending correction in VFCP: $0

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    June 25, 2010

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

By: PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan Committee
By:       /s/ David J. Hesselbein
Name: David J. Hesselbein
Title:  Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Clifton Gunderson LLP
23.2	Consent of Mayer Hoffman McCann P.C.